SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Announcement  |  Lisbon  |  7 May 2015

OI discloses the 2015 first quarter results

PT SGPS, S.A. hereby informs on the material fact disclosed by Oi, S.A. on the 2015 first quarter results, as detailed in the company’s document attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Luis Sousa de Macedo Investor Relations Director pt-ir@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

QUARTERLY REPORT

Consolidated Information and Earnings Release (Unaudited)

This report contains the operating and
financial performance of Oi S.A. and its
direct and indirect subsidiaries for the
first quarter of 2015.

Oi S.A. | www.oi.com.br/ir

1Q15 Investor Relations	www.oi.com.br/ir
Highlights

1Q15 RESULTS ON TRACK TO DELIVER 2015 GUIDANCE

•                  Oi delivered significantly better results in 1Q15 with improvement in virtually all trends. We are reiterating our guidance for 2015 (routine EBITDA of R$ 7.0 to 7.4 billion and OCF improvement of R$ 1.2 to 1.8 billion).

•                  In 1Q15, Oi delivered routine EBITDA from Brazilian operations at R$ 1,928 million (+12.8% y.o.y and +14.2% q.o.q) as a result of lower operating costs and expenses, which reached R$ 4,912 million in 1Q15, -4.9% y.o.y and -8.6% q.o.q. There were no non-routine items in this quarter. EBITDA margin improved 3.3 p.p., reaching 28.2% in 1Q15.

•                  In Brazil, routine EBITDA minus Capex reached R$ 944 million in the quarter, an increase of 88.3% y.o.y and 49.0% q.o.q. (with roughly half of the improvement from EBITDA growth and the rest from more efficient Capex). Capex in Brazil fell to R$ 984 million (-18.5% y.o.y and -6.8% q.o.q), as we have focused on increasing the efficiency of our capital expenditure. Almost all of our capex (84.3%) was spent on the network this quarter; reductions come from optimization of the existing infrastructure, more careful assessments of investments, reformulations in the supplier contract models and the sharing of infrastructure.

•                  The positive trend in Brazilian revenues has continued this quarter. Net revenues were R$ 6,841 million, a y.o.y decline of just 0.5%, versus -2.0% y.o.y in the fourth quarter of 2014. Oi is focused on the profitability of its customer base, and as a result, ARPUs have increased in all customer products. We have benefitted from the simplification of our portfolio, a consistent improvement in the mix of customers and a better pricing environment.

•                  Residential trends have improved again this quarter as we have seen higher ARPU in broadband, TV and fixed line. Residental net revenues reached R$ 2,491 million, -2.4% y.o.y and +0.7% q.o.q, driven by the improvement of broadband and pay TV revenues as a result of the repositioning of offers and the improved sales mix, in addition to the focus on bundled offers and the upselling strategy. Residential customer base showed profitability improvement in all services, reaching an ARPU of R$ 77.6, up 5.4% y.o.y and 3.1% q.o.q.

•                  Wireless trends have improved substantially as recharge volumes and data uptake have accelerated. Net revenues in the Personal Mobility segment totaled R$ 2,259 million, +4.3% y.o.y, due to the annual increase of 7.6% in prepaid recharges volume, the substantial data revenues growth of 56.1% y.o.y, and the 75.3% upturn in handset sales. Customer revenues posted a substantial increase of 8.8% y.o.y and mobile ARPU, excluding interconnection revenues, increased 11.3% y.o.y and 1.4% q.o.q.

•                  Net revenues in Corporate/SMEs declined by -3.4% y.o.y in the quarter, a slight worsening of trend (from -1.5% y.o.y last quarter) as many businesses try to reduce expenses in Brazil’s difficult macroeconomic environment.

•                  Routine operational cash flow did not impact our net debt, improving from a cash burn of R$ 240 million in 1Q14. Net debt did increase to R$ 32,557 million, including the annual payment of Fistel maintenance fee (R$ 753 million), a non-recurring tax payment over intragroup interest on own capital, (R$ 155 million, most of which will revert to Oi as tax credit in the future) and financial expenses of R$ 1,080 million. Oi is continuing to work towards generating positive free cash flow in the medium term. Today´s results were a first step towards that medium term ambition.

05/07/2015

1Q15 Investor Relations	www.oi.com.br/ir
Operating Results

Highlights

in R$ million or otherwise stated	1Q15	1Q14	4Q14	YoY		QoQ
Oi S.A. Pro-forma
Revenue Generating Unit - Brazil (‘000)	73,577	74,600	74,495	-1.4%		-1.2%
Residential	17,148	17,661	17,463	-2.9%		-1.8%
Personal Mobility	47,940	48,145	48,462	-0.4%		-1.1%
Corporate / SMEs	7,836	8,137	7,917	-3.7%		-1.0%
Public Telephones	653	657	653	-0.6%		0.0%
Net Revenues	7,040	7,101	7,323	-0.9%		-3.9%
Brazil	6,841	6,877	7,064	-0.5%		-3.2%
Residential	2,491	2,552	2,473	-2.4%		0.7%
Personal Mobility	2,259	2,166	2,433	4.3%		-7.2%
Corporate / SMEs	2,021	2,091	2,085	-3.4%		-3.1%
Other services	70	66	73	5.5%		-4.2%
Others (1)	199	225	258	-11.4%		-22.9%
EBITDA	2,011	3,074	3,195	-34.6%		-37.1%
EBITDA Margin (%)	28.6%	43.3%	43.6%	-14.7	p.p.	-15.1	p.p.
Routine EBITDA	2,011	1,827	1,836	10.1%		9.5%
Brazil	1,928	1,710	1,689	12.8%		14.2%
Others (1)	83	117	147	-29.3%		-43.7%
Routine EBITDA Margin (%)	28.6%	25.7%	25.1%	2.8	p.p.	3.5	p.p.
Net Earnings (Loss) from Continuing Operations	-414	228	-87	n.m.		376.2%
Consolidated Net Earnings (Loss) (2)	-447	228	-4,421	n.m.		-89.9%
Net Debt	32,557	30,291	30,563	7.5%		6.5%
Available Cash	2,079	4,166	2,732	-50.1%		-23.9%
CAPEX	1,025	1,274	1,108	-19.5%		-7.5%

Note: (1) Other international assets, most of which were classified as held-for-sale assets on March 31, 2015 and presented in the balance sheet separately.

(2) Consolidated Net Earnings include the discontinuation of the operations of PT Portugal SGPS, S.A. (“PT Portugal”) since the asset has been available for sale. Net Earnings from Discontinued Operations include the results of PT Portugal since May 5 and a loss of R$ 4,164 million related to the recognition of these assets at their sales price.

Net Revenues:

Table 1 — Breakdown of Net Revenues

	Quarter					Weight %
R$ million	1Q15	1Q14	4Q14	YoY	QoQ	1Q15	1Q14
Total Net Revenues (Pro-forma)	7,040	7,101	7,323	-0.9%	-3.9%	100.0%	100.0%
Brazil	6,841	6,877	7,064	-0.5%	-3.2%	97.2%	96.8%
Residential	2,491	2,552	2,473	-2.4%	0.7%	35.4%	35.9%
Personal Mobility	2,259	2,166	2,433	4.3%	-7.2%	32.1%	30.5%
Service	2,060	2,053	2,152	0.3%	-4.3%	29.3%	28.9%
Customer	1,799	1,654	1,808	8.8%	-0.5%	25.6%	23.3%
Network Usage	260	399	344	-34.8%	-24.4%	3.7%	5.6%
Sales of handsets, sim cards and others	199	114	281	75.3%	-29.2%	2.8%	1.6%
Corporate / SMEs	2,021	2,091	2,085	-3.4%	-3.1%	28.7%	29.4%
Other services	70	66	73	5.5%	-4.2%	1.0%	0.9%
Others	199	225	258	-11.4%	-22.9%	2.8%	3.2%

In 1Q15, consolidated net revenues totaled R$ 7,040 million, -0.9% y.o.y and -3.9% q.o.q. Total revenues from operations in Brazil fell by 0.5% y.o.y, while revenues from other operations (Africa) declined by 11.4% y.o.y due to the discontinuation of the operations in Cabo Verde.

BRAZIL

Net revenues from the Brazilian operations (“Brazil”) totaled R$ 6,841 million in 1Q15, virtually in line with 1Q14 and 3.2% down from 4Q14. In the y.o.y comparison, the negative impact of the regulated cut of interconnection tariffs in mobile voice services (“MTR”), of approximately 25% in 2014, and the respective decline in fixed-to-mobile tariffs (“VC”) were offset by higher broadband and pay TV revenues in Residential, and  growth in Personal mobility from increased recharges, data usage, and higher handset sales. Excluding the impact of the regulatory tariff reduction, net revenues rose 1.8% y.o.y. Oi continues to show progress in annual revenues peformance compared to 4Q14 (-2.0% y.o.y) and to the 3Q14 (-5.1% y.o.y), confirming the inflexion point in 3Q14.

In the sequential comparison, revenues fell chiefly due to the 33.3% MTR cut in February 2015 and respective reduction in VC tariffs, and the seasonal decline in handset sales as a result of the Christmas season. As in the annual comparison, these effects were partially offset by the increase in revenues from Personal Mobility due to the solid growth of recharges and data, and greater revenues from broadband and pay TV in the Residential segment.

Residential

	1Q15	1Q14	4Q14	YoY	QoQ
Residential
Net Revenues (R$ million)	2,491	2,552	2,473	-2.4%	0.7%
Revenue Generating Units (RGU) - (‘000)	17,148	17,661	17,463	-2.9%	-1.8%
Fixed Line in Service	10,703	11,556	10,957	-7.4%	-2.3%
Fixed Broadband	5,213	5,277	5,259	-1.2%	-0.9%
Pay TV	1,232	828	1,247	48.8%	-1.2%
ARPU Residential (R$)	77.6	73.6	75.2	5.4%	3.1%

In 1Q15, net revenues from the Residential segment totaled R$ 2,491 million, -2.4% y.o.y, an improvement on the revenue trends if compared to -5.1% y.o.y in the last quarter. Oi continued to suffer a negative impact from the decline in in fixed-to-mobile tariffs (VC) and the reduction in the wireline base. These were partially offset by the increase in broadband revenues and the 48.8% y.o.y pay TV customer base growth. In a sequential comparison, Residential net revenues grew 0.7%, also due to the increase in broadband and pay TV revenues, which in this case more than offset the decline in wireline revenues.

The annual and sequential improvement in broadband and pay TV revenues is a result of the repositioning of offerings and the improved sales mix, in addition to the focus on bundled offerings and the upselling strategy.

In this quarter, RGUs totaled 17,148 thousand in 1Q15 (-2.9% y.o.y), impacted by the 7.4% decline in fixed line RGUs, partially offset by the 48.8% increase in pay TV RGUs. In the sequential comparison, there was a decline in the RGUs of the three Residential products.

It is important to highlight the Company’s strategy on increasing the profitability of its base, bringing in new customers with a better acquisition mix, by selling multiple-play services and higher value offers, and adopting upselling and cross-selling strategies for its existing customer base. These measures, together with the repositioning of offers in the Residential segment, initiated in the end of 2014, resulted in an increase of the ARPU of each product (wireline, broadband and pay TV) and in the control of the churn rates in the quarter, due to greater customer loyalty.

Residential ARPU

Residential ARPU reached R$ 77.6 in 1Q15, +5.4% y.o.y and +3.1% q.o.q. This improvement was due to the repositioning of offers and to the Company’s focus on convergence through the offering of multiple-play services to new or existing customers, combined with upselling initiatives. The sale of bundled offerings leads to increased customer loyalty and, consequently, a churn rate significantly lower than that of standalone services. Additionally, the Company increased the penetration of bundled offerings in its base, with customers with more than one Oi product accounting for approximately 62% of the households (+3 p.p. y.o.y).

Wireline

Oi ended 1Q15 with 10,703 thousand wireline customers in the Residential segment, -7.4% y.o.y and -2.3% q.o.q, with net disconnections of 254 thousand fixed lines in this quarter. However, the volume of net disconnections was accompanied by an increase in ARPU from wireline services (+1.0% q.o.q), as a result of the Company’s current focus on improving the quality and profitability of its existing customer base. The net disconnections were caused by a reduction in gross additions, given the elasticity with the repositioning of offers and the decline in the sales of standalone wireline services. We are encouraged by the significant decline of low-end offers in the mix of gross additions (-42 p.p. from Oct/14 to Mar/15), as a result of a better quality of sales. All this results in improved profitability for our wireline business.

The Company’s sales strategy remains focused on service convergence, in which pay TV figures as a key product in multiple-play offerings that combine wireline, broadband, pay TV and mobile services, as well as plans in the Personal Mobility segment that promote fixed-to-mobile convergence. These bundled offers have churn rates significantly lower than those of standalone products, building customer loyalty and positively impacting the ARPU of the Residential segment.

Oi Conta Total (“OCT”) is a triple-play postpaid offer that combines wireline, broadband and postpaid mobile, which can also be combined with pay TV (quadruple-play) and mobile data packages. In 1Q15, this offer constituted approximately 10.4% of the Residential wireline base, 1.4 p.p. up from 1Q14. In 1Q15, OCT churn rate is 19% lower than churn on standalone wireline, reinforcing the benefit of Oi’s position as an integrated player able to offer triple play products. OCT also represented a substantial improvement in the share of low-end offerings in the gross additions, down by 22 p.p. between October 2014 and March 2015.

Oi Voz Total (“OVT”) is a double-play offer combining wireline and prepaid mobile designed to promote fixed-to-mobile convergence and increase customer loyalty. This offer constitutes approximately 14.8% of the Residential wireline base in 1Q15, 3.9 p.p. y.o.y. Additionally, the average penetration of SIM cards per OVT customer increased from 1.4 in 1Q14 to 1.6 in 1Q15. OVT also recorded a lower churn rate than the standard wireline churn rate (-0.3 p.p.).

Oi has been working to increase product penetration per households, in particular those with only wireline, to reduce exposure to competition and protect our customer base. The percentage of those with only Oi Fixo has been dropping every quarter. As mentioned earlier, besides increasing ARPU per household, product convergence produces an important loyalty effect, with lower churn rates than unbundled service offerings.

Broadband

In 1Q15, Oi had 5,213 thousand fixed broadband RGUs in the Residential segment (-1.2% y.o.y and -0.9% q.o.q). In broadband as in the other services, we are focusing on quality and profitability of our customer base. As a result, broadband ARPU increased more than 6% versus last quarter. Broadband also saw an improvement in mix, with low-end offers in the gross additions down 10 p.p. from Oct/14 to Mar/15. Gross additions fell and net disconnections totaled 46,000 in this quarter.

The penetration of Oi’s fixed broadband reached 48.7% of households with Oi services (+3.0 p.p. y.o.y). This consistent growth is mainly explained by the Company’s investments in the expansion and capacity of its broadband network, as well as by the initiatives on customer profitability and retention. Fixed broadband, together with pay TV, plays a key role in increasing profitability and improving the share of wallet through cross-selling and upselling initiatives, in addition to improving customer loyalty.

In 1Q15, the average speed for Residential broadband RGUs increased by 18.6% y.o.y to 4.6 Mbps. Also, the share of RGUs with speeds equal to or greater than 5 Mbps and 10 Mbps improved annually by 11.0 p.p. to 51.5% and 5.0 p.p. to 24.0%, respectively. In terms of gross additions, the contracted average speed was 6.7 Mbps (+55.7% y.o.y and +24.0% q.o.q). Currently, around 71.2% of gross additions have speeds equal to or greater than 5 Mbps and 47.0% have speeds equal to or greater than 10 Mbps, a significant increase over the previous quarters.

Pay TV

Oi had another good quarter in pay TV, a small sequential decline in customers more than offset by the 6.5% growth in pay TV ARPU in the same period. Oi ended 1Q15 with 1,232 thousand pay TV RGUs (+48.8% y.o.y and -1.2% q.o.q). The pay TV churn rate was 3.5 p.p. lower in households with three Oi products (3P) than in households with only Oi TV.

Oi TV’s penetration reached 11.5% of the households with Oi services in 1Q15, a 4.3 p.p. y.o.y increase. Focused on customer profitability, the Company repositioned Oi TV offers, maintaining them in line with those of the competition and still very competitive thanks to their HD content differential.  Among other initiatives, Oi has been seeking to increase the profitability of its base by improving its sales mix, adopting the cross-selling strategy, reducing product payback and improving after-sales processes (billing and collection).

Oi TV is a differentiated product that provides regional content in high definition and offers a large number of channels, including open channels in high definition in all the offers, a range of regional channels, new pay-per-view services and digital video recording. In recognition of this value, Oi TV was one of the winners in the pay TV category of the 2014 Brazilian Customer Satisfaction Index — BCSI. The index, the result of a partnership between renowned global academic institutions (University of São Paulo, University of Michigan and Universidade Nova de Lisboa), is a management tool that identifies, understands and analyzes the factors that determine Brazilian customers’ loyalty. Oi TV’s repeated excellent results and recognition are the outcome of a successful strategy of investing in product, content and quality and service, combined with the market’s most competitive offerings.

In addition, thanks to product quality and offer, Oi TV has increased the upselling potential of Oi’s portfolio, therefore playing a strategic role in retaining and increasing the loyalty of residential customers. There was also a substantial decline in the share of low-end offerings in gross adds (-29 p.p. from Oct/14 to Mar/15), underlining the focus on profitability.

Personal Mobility

	1Q15	1Q14	4Q14	YoY	QoQ

Personal Mobility
Net Revenues (R$ million)	2,259	2,166	2,433	4.3%	-7.2%
Service	2,060	2,053	2,152	0.3%	-4.3%
Customer (1)	1,799	1,654	1,808	8.8%	-0.5%
Network Usage	260	399	344	-34.8%	-24.4%
Sales of handsets, sim cards and others	199	114	281	75.3%	-29.2%
Revenue Generating Units (RGU) - (‘000)	47,940	48,145	48,462	-0.4%	-1.1%
Prepaid Plans	40,824	41,417	41,322	-1.4%	-1.2%
Postpaid Plans(2)	7,116	6,729	7,140	5.8%	-0.3%

Note: (1) Includes: subscriptions, outgoing calls, mobile long distance, roaming and value added services.

(2) Includes: high-end postpaid plans, Oi Controle, bundled mobile services (Oi Conta Total and Oi Internet Total) and 3G (mini-modem).

In 1Q15, Oi delivered excellent results in Personal Mobility. Net revenues from Personal Mobility reached R$ 2,259 million (+4.3% y.o.y), chiefly due to the increase of 8.8% in customer revenues and of 75.3% in sales of handsets, sim cards and others, partially offset by the decline in network usage related to the MTR cuts. Sequentially, net revenues from Personal Mobility fell by 7.2%, mostly due to seasonality.

Customer revenues amounted to R$ 1,799 million in 1Q15, 8.8% up y.o.y, as a result of the 7.6% increase in recharge volume, 5.8% growth of the postpaid base, and the 56.1% upturn in data revenues to R$ 686 million or 38.1% of total customer revenues (+11.5 p.p. y.o.y). These results deserve particular notice as they stand in stark contrast to the criticisms that are most often leveled against our business — that we cannot offer data services and that we have no pricing power.

Revenues from network usage fell by 34.8% from 1Q14 to R$ 260 million as a result of the MTR cuts implemented in 2014 and 2015 and the reduction in off-net traffic. In February 2014, interconnection tariffs (MTR) declined by 25% to R$ 0.23275, R$ 0.23961 and R$ 0.23227 in Regions I, II and III, respectively. On February 24, 2015, these tariffs fell to R$ 0.15517, R$ 0.15974 and R$ 0.15485 in Regions I, II and III, respectively, an additional 33.3% down from the tariffs established in February last year.

In 2014, ANATEL approved additional MTR cuts in Regions I, II and III, respectively, as follows: (i) in 2016: R$ 0.09317, R$ 0.10309 and R$ 0.11218; (ii) in 2017: R$ 0.04928, R$ 0.05387 and R$ 0.06816; (iii) in 2018: R$ 0.02606, R$ 0.02815 and R$ 0.04141; and (iv) in 2019: R$ 0.01379, R$ 0.01471 and R$ 0.02517.

Handset sales totaled R$ 199 million in 1Q15, 75.3% up on 1Q14,  due to an increase in smartphone sales, 84% of total sales (versus 78% in 1Q14). The penetration of 3G/4G handsets reached 49% of the total base, 21 p.p. up on 1Q14 and 10 p.p. higher than in 4Q14. Growth was concentrated in retailers, reinforcing the strategy of improving the profitability of the customer base and increasing the 3G/4G smartphone penetration. This increases revenue-generating opportunities at Oi, but also eases network congestion as we move customers from 2G to 3G, thence reducing required capex in the network. The Company stopped subsidizing handsets at the end of last year in order to improve margins, as a result this increase in handset sales is entirely accretive.

Oi ended 1Q15 with 47,940 thousand RGUs in the Personal Mobility segment (-0.4% y.o.y). Net disconnections totaled 205 thousand in the last 12 months, of which 593 thousand were prepaid and 387 thousand were postpaid. The negative performance of the prepaid segment was explained by the disconnections in 1Q15 (-498 thousand) and 4Q14 (-668 thousand), driven by a more stringent prepaid cleanup policy, one of the several initiatives to increase the business profitabilty launched at the end of 2014.

At the end of 1Q15, Oi’s mobile customer base (Personal Mobility + Corporate / SMEs) totaled 50,410 thousand RGUs, 47,940 thousand of which in Personal Mobility and 2,470 thousand in Corporate / SMEs. Gross additions and net disconnections came to 5.6 million and 530 thousand, respectively, in 1Q15.

Oi has changed its retail handset sale and distribution model, with four objectives: (i) further accelerate sales and the migration of the base to 3G/4G smartphones; (ii) increase logistics efficiency and improve the supply of handsets to the sales channels; (iii) reduce logistics costs and COGS; and (iv) reduce the working capital employed in the handset operation. In the new distribution model, handset logistics and finances (purchase, distribution and sale) were outsourced to a partner, the largest distributor currently in operation in Brazil. Oi remains responsible for the strategic management of the handset chain, for the relationship with sales channels and for the definition of the handset portfolio. This model of outsourcing handset logistics and finances, while maintaining the strategic management is a global trend among telecom operators and Oi is the first company to implement it in Brazil. The impacts of the change in the model will be perceived as of the second quarter.

Prepaid

Oi closed 1Q15 with 40,824 thousand prepaid RGUs in the Personal Mobility segment, 1.4% down from 1Q14 and 1.2% less than in 4Q14, with 498 thousand net disconnections in the quarter, due to the stricter base cleanup policy introduced in 4Q14, as mentioned above. Given the Company’s focus on reducing costs and improving the profitability of the customer base, the prepaid segment continues playing an essential role, as it has a favorable impact on working capital, low customer acquisition costs and no bad debt.

In order to improve customers’ experience, increase prepaid ARPU, control usage beyond the contracted minutes and stimulate consumption and recharges, Oi introduced a series of measures at the end of 2014, such as (i) repositioning of prepaid offerings; (ii) simplification of the recharge portfolio available at points of sale, increasing the average value of the top-ups; (iii) launch of new data packages: extras (which work as a top-up, both to resume navigation after  monthly volume is consumed and to increase data availability) and monthly packages with additional volume; and (iv) the end of navigation at slower speeds after consumption of the contracted volume in the weekly and monthly Internet packages.  As a direct result of these measures, recharges grew by a substantial 7.6% over the same period of the previous year.

Mobile internet revenues (excluding VAS and SMS revenues) in the prepaid segment grew by 61.9% over 1Q14, maintaining its accelerated growth rate. Prepaid data traffic grew by 52.8% over 1Q14, while the share of data usage in recharge consumption rose 41.7% in the same period.

VAS revenues from the prepaid segment increased by 104.3% over 1Q14. This performance continued to be underpinned by the results of services focused in smartphones and with high relevance to the customer, such as Oi Apps Club, Oi Conselheiro and Oi Para Aprender (M-Education), besides the increase of service sales channels.

Postpaid

In 1Q15, postpaid customers in Personal Mobility totaled 7,116 thousand RGUs (+5.8% y.o.y and -0.3% q.o.q),

with a 14.8% share of the Personal Mobility base. The Oi Controle plan posted an annual increase of 12.9%, reaching a 43.1% of share of Oi’s postpaid base, an increase of 2.7 p.p. over 1Q14. Oi Controle has a strategic value for the Company since it combines the absence of bad debt and a favorable impact on working capital, advantages that are characteristic of prepaid offerings, with a heavier consumption profile intermediary to that of the postpaid segment. Thus, this hybrid plan presents a more attractive ARPU (approximately 2x) and a lower churn rate compared to prepaid plans.

In 1Q15, the Company maintained its focus on simplifying and reducing its portfolio of postpaid and Controle plans in order to reduce costs and improve the profitability of the customer base. By combining voice and data packages across the entire portfolio and reducing the offering of less profitable plan, ARPU of new customers improved and operating costs fell thanks to the simplification of the sales process. In addition, as a result of the Company’s focus on sales quality, the post-paid churn continued to improve despite the customer base increase.

Mobile Internet revenues in the postpaid segment were 21.9% higher in 1Q15 than in the same quarter of 2014, due to the increased penetration of 3G/4G smartphones and data packages.

2G, 3G and 4G LTE Coverage

Oi´s 2G coverage reached 3,387 municipalities, covering 93% of the country’s urban population. In 3G, the Company expanded its coverage to 143 new municipalities (+16.0% y.o.y), totaling 1,036 municipalities, or 78% of the Brazilian urban population. In order to meet the increasing demand for data usage and seize the opportunities in the mobile data segment, the Company has been improving its 3G network coverage quality and capacity. The Company also offers 4G LTE services in 45 municipalities, which represent 36% of the urban population.

Mobile ARPU

Mobile ARPU treats total mobile service revenues (Personal Mobility + Corporate / SMEs) as if they were generated by a separate mobile company, i.e. including revenues from traffic between Oi’s mobile and wireline divisions (intercompany), but excluding revenues from mobile long-distance calls that belong to the STFC license (fixed voice concession). This amount is then divided by the average customer base to calculate mobile ARPU.

Mobile ARPU reached R$ 17.7 (-4.1% y.o.y and -5.3% q.o.q) in 1Q15, impacted by the MTR cuts, but partially offset by the increase in data revenues and in the prepaid recharge volume. Excluding interconnection revenues, mobile ARPU grew by 11.3% over 1Q14 and 1.4% over 4Q14, due to the initiatives to increase the profitability of the customer base.

It is worth mentioning the Company’s success in improving the profile of its customer base, increasing its profitability and reducing its churn rate, despite Brazil’s current economic instability.

Corporate / SMEs

	1Q15	1Q14	4Q14	YoY	QoQ

Corporate / SMEs
Net Revenues (R$ million)	2,021	2,091	2,085	-3.4%	-3.1%
Revenue Generating Units (RGU) - (‘000)	7,836	8,137	7,917	-3.7%	-1.0%
Fixed	4,754	5,050	4,822	-5.9%	-1.4%
Broadband	612	630	617	-2.8%	-0.8%
Mobile	2,470	2,456	2,478	0.6%	-0.3%

Note: SMEs means small and medium enterprises.

In 1Q15, net revenues in the Corporate / SMEs segment amounted to R$ 2,021 million (-3.4% y.o.y and -3.1% q.o.q), chiefly due to the reduction in voice traffic and the cut in MTR and VC tariffs, partially offset by the increase in IT and data revenues, especially in the Corporate segment, and the EILD revenues growth. Oi closed 1Q15 with 7,836 thousand RGUs (-3.7% y.o.y) in the Corporate / SMEs segment.

The segment has faced the challenges related to the Brazilian macroeconomic environment but it has improved its revenues profile.

Corporate

The Corporate segment was impacted by the weakening macro-economic environment in Brazil as well as long term structural trends. Voice traffic volumes declined as usage migrates to data. On the other hand, IT and data communication services continued to grow in this segment, both due to higher traffic and new contracts in the quarter.

We continue to focus on reducing its dependence on voice services, offering its clients non-traditional services, known as value added services, such as network management and security, Smartoffice, Smartcloud, Anti-ddos and M2M (Machine-to-Machine), in order to increase customer loyalty and ensure greater revenue predictability. As a result, innovative services of data center, cloud and IT grew by 19.7% over 1Q14, helping increase the share of non-voice revenues to 63.1% in 1Q15 (+3.5 p.p. y.o.y and +11.6 q.o.q). These revenues increased 3.3% over the same quarter last year.

Currently, in addition to the offering of non-traditional services, the Company has been using the upselling strategy without the need for additional investments. The sales focus has then been redirected to the upgrade of services in existing contracts.

SMEs

The SME segment, which relies more on voice revenues, was negatively influenced by the decline in voice traffic. There was also an impact from the reduction in the MTR and VC tariffs, in addition to the effects of the slowdown in the economy as a whole

The segment has been going through certain structural measures designed to reduce costs, which resulted in better margins, including: (i) the use of franchises as the only physical sales channel; (ii) portfolio simplification in order to improve efficiency and quality in the product chain; (iii) revision of the after-sales structure, benefitting from the good practices adopted in the Corporate segment, in order to improve the management of delivery, repair and accounts; and (iv) the end of handset subsidies.

IT revenues increased by 55.7% over 1Q14, fuelled by data center, cloud and IT services, as a result of the strategy of reducing the segment’s dependence on voice services.

Operating Costs and Expenses

Table 2 — Breakdown of Operating Costs and Expenses

Item - R$ million	1Q15	1Q14	4Q14	YoY	QoQ
Operating Expenses
(Pro-forma)
Brazil	4,912	5,167	5,375	-4.9%	-8.6%
Personnel	592	660	708	-10.3%	-16.5%
Interconnection	504	756	621	-33.4%	-18.9%
Third-Party Services	1,532	1,492	1,644	2.7%	-6.8%
Network Maintenance Service	451	475	514	-4.9%	-12.2%
Handset Costs/Other (COGS)	138	102	256	34.9%	-46.0%
Marketing	33	115	156	-71.1%	-78.7%
Rent and Insurance	876	777	763	12.8%	14.9%
Provision for Contingencies	223	146	285	52.6%	-21.8%
Provision for Bad Debt	146	203	112	-28.4%	29.9%
Taxes and Other Expenses (Revenues)	417	441	316	-5.3%	32.0%
Others	116	107	111	8.2%	4.7%
Routine OPEX	5,029	5,274	5,486	-4.7%	-8.3%

In 1Q15, total consolidated routine Opex reached R$ 5,029 million, 4.7% down from 1Q14 and 8.3% down from 4Q14.

Regarding the Brazilian operations, costs and routine operating expenses were R$ 4,912 million, with an annual reduction of 4.9%, despite the 8.1% accumulated inflation in the last twelve months and the additional costs associated with the leasing of the assets disposed since 2013. This improvement already reflects the first results of the cost reduction plan for 2015, in line with the Company’s operational turnaround announced at the end of 3Q14.

In 2015, the Company prepared a plan based on cost reductions. In order to ensure that it will capture gains throughout the year, an executive area was created to monitor and support the execution of the plan’s initiatives for 2015, supported by external consultants specialized in this type of project.  Currently, there are around 290 mapped initiatives, most of which already in the implementation stage, designed to increase efficiency and improve operations, divided into four pillars: (i) OPEX/CAPEX reduction and optimization; (ii) customer profitability improvement; (iii) working capital improvement; and (iv) organizational structure optimization.

Personnel

Personnel costs and expenses in Brazil totaled R$ 592 million in 1Q15 (-10.3% y.o.y and -16.5% q.o.q). This performance was due to the fact that the Company adopted several human resources optimization measures, such as the reduction of the management team, greater control of overtime and on-call hours (with a more efficient distribution of working hours), a more restrictive hiring policy, among other initiatives to increase productivity and efficiency.

Interconnection

Interconnection costs in Brazil closed 1Q15 at R$ 504 million, 33.4% down from 1Q14 and 18.9% down from 4Q14, basically explained by the MTR cuts in the country and lower voice and SMS off-net traffic.

Third-party Services

In 1Q15, costs and expenses related to third-party services in the Brazilian operations came to R$ 1,532 million, 2.7% up on 1Q14, due to higher expenses with TV content, thanks to Oi’s pay TV base growth, and VAS, related to the upturn in data traffic, in addition to the increase in electricity costs. These effects were partially offset by the renegotiation of certain contracts and the lower volume of commissions in the quarter.

On a sequential basis, these costs fell by 6.8% despite the 11.7% increase in the electricity tariff. This improvement was chiefly due to lower sales commissions and lower costs with consulting and advisory services, and gains on contracts renegotiations.

Network Maintenance Service

In this quarter, network maintenance service costs in Brazil reached R$ 451 million decreasing by 4.9% y.o.y and 12.2% q.o.q, in line with Oi’s commitment to improving efficiency and productivity.

Handset Costs/Other (COGS)

In 1Q15, handset costs totaled R$ 138 million in the Brazilian operations (+34.9% y.o.y), due to the adoption of initiatives in 2014 to expand handset sales volume through partnerships with large retailers in order to leverage prepaid chip activation and increase the penetration of smartphones in its customer base. The 46.0% decline from 4Q14 was due to the increased seasonal handset sales during the Christmas season.

Marketing

Marketing expenses fell 71.1% y.o.y and 78.7% q.o.q, totaling R$ 33 million in 1Q15. The annual comparison is impacted by atypical expenses volume due to the World Cup campaigns in 1Q14, while the sequential comparison reflects seasonal effects from Christmas in 4Q14. Besides, in line with the focus on cost reduction discipline, the Company adopted a more conservative approach to advertising campaigns in the quarter.

Rent and Insurance

In Brazil, rent and insurance expenses reached R$ 876 million (+12.8% y.o.y and 14.9% q.o.q) in this quarter. This performance was chiefly due to (i) higher costs with network infrastructure leasing, as a result of the sale of two lots of mobile towers in March and December 2014; (ii) the dollar variation, which impacted operational leasing contracts, especially those related to GlobeNet and the SES-6 satellite; and (iii) annual contractual adjustments.

Provision for Contingencies

The Brazilian operations’ expenses with provisions for contingencies reached R$ 223 million in 1Q15, 52.6% up on 1Q14, resulting mainly from the increase in the number of claims in the Special Civil Court (JEC) in the quarter. In the sequential comparison, provisions for contingencies fell by 21.8%, chiefly due to higher labor provisions in 4Q14.

Provision for Bad Debt

In 1Q15, provisions for bad debt stood at R$ 146 million (-28.4% y.o.y), reflecting the measures adopted as of last year to restrict credit to new customers and improve the quality of sales processes. In the sequential comparison, there was a 29.9% upturn due to the seasonal increase in the first quarter. Provisions for bad debt represented 2.1% of net revenues in 1Q15, versus 3.0% in 1Q14.

EBITDA

Table 3 — EBITDA and EBITDA margin

	1Q15	1Q14	4Q14	YoY		QoQ

Oi S.A. Pro-forma
EBITDA (R$ million)	2,011	3,074	3,195	-34.6%		-37.1%
Brazil	1,928	2,957	3,048	-34.8%		-36.7%
Others	83	117	147	-29.3%		-43.7%
EBITDA Margin (%)	28.6%	43.3%	43.6%	-14.7	p.p.	-15.1	p.p.
Non-routine Items	—	-1,247	-1,359	—		—
Reported OPEX	5,029	4,027	4,127	24.9%		21.8%
Routine EBITDA (R$ million)	2,011	1,827	1,836	10.1%		9.5%
Brazil	1,928	1,710	1,689	12.8%		14.2%
Others	83	117	147	-29.3%		-43.7%
Routine EBITDA Margin (%)	28.6%	25.7%	25.1%	2.8	p.p.	3.5	p.p.
Brazil	28.2%	24.9%	23.9%	3.3	p.p.	4.3	p.p.
Others	41.6%	52.2%	57.0%	-10.6	p.p.	-15.4	p.p.

In 1Q15, consolidated EBITDA totaled R$ 2,011 million, while EBITDA from Brazil stood at R$ 1,928 million and EBITDA from other operations (Africa) reached R$ 83 million. In 1Q15, there were no non-routine Opex items.

The Company’s routine EBITDA increased by 10.1% over 1Q14 and 9.5% over 4Q14. In Brazil, routine EBITDA grew by 12.8% over 1Q14 and 14.2% over 4Q14, fueled by the decline in costs and the increase in customer revenue (mobile, broadband and pay TV), partially offset by lower interconnection revenues (MTR and VC). The routine EBITDA margin of the Brazilian operations reached 28.2%, versus 24.9% in 1Q14 and 23.9% in 4Q14.

Routine EBITDA from other international operations (Africa) reached R$ 83 million (-29.3% y.o.y and -43.7% q.o.q) basically due to the discontinuation of the operations in Cape Verde.

Capex

Table 4 — Capex

R$ million	1Q15	1Q14	4Q14	YoY	QoQ
Capex - Pro-forma
Brazil	984	1,208	1,056	-18.5%	-6.8%
Others	41	66	53	-37.9%	-22.8%
Total	1,025	1,274	1,108	- 19.5%	- 7.5%

1Q15 investments stood at R$ 1,025 million (-19.5% y.o.y and -7.5% q.o.q) on a consolidated basis. Capex in Brazil reached R$ 984 million (-18.5% y.o.y and -6.8% q.o.q), given the Company’s continued commitment to financial discipline and increased efficiency in capital allocation, focusing on optimizing the existing infrastructure, more careful assessments of investments, reformulations in the supplier contract models and the sharing of infrastructure.

In the Brazilian operations, R$ 829 million (84.3% of total Capex) was allocated to the network in 1Q15, targeted at (i) improving the fixed network for pay TV and broadband services, (ii) improving the quality of the 3G mobile network, ensuring compliance with Anatel quality indicators, and (iii) expansion of the data infrastructure, and (iv) expansion of the 4G network.

It is important to note that investments in the expansion and improvement of the fiber optic network (backbone) increased both in the annual and in the sequential comparisons, reinforcing Oi’s commitment to continuously improving its infrastructure, which is unique in the country.

Operational Cash Flow (EBITDA —Capex)

Table 5 — Operational Cash Flow

R$ million	1Q15	1Q14	4Q14	YoY	QoQ

Oi S.A. - Pro-forma
Routine EBITDA	2,011	1,827	1,836	10.1%	9.5%
Capex	1,025	1,274	1,108	-19.5%	-7.5%
Routine Operational Cash Flow (EBITDA - Capex)	986	553	728	78.3%	35.5%

Table 6 - Operational Cash Flow of Brazilian Operations

R$ million	1Q15	1Q14	4Q14	YoY	QoQ

Oi S.A.
Routine EBITDA	1,928	1,710	1,689	12.8%	14.2%
Capex	984	1,208	1,056	-18.5%	-6.8%
Routine Operational Cash Flow (EBITDA - Capex)	944	502	634	88.3%	49.0%

Routine operational cash flow (routine EBITDA minus Capex) improved by 78.3% over 1Q14 and 35.5% over 4Q14, reaching R$ 986 million in 1Q15. In Brazil, routine EBITDA minus Capex totaled R$ 944 million in 1Q15 (+88.3% y.o.y and +49.0% q.o.q). This performance was explained by a substantially higher routine EBITDA in 1Q15, combined with more efficient capital allocation, as previously explained. This result strengthens the Company’s confidence in delivering the guidance of operating cash flow improvement in the range of R$ 1.2 billion and R$ 1.8 billion.

Depreciation / Amortization

In 1Q15, the Company reported depreciation and amortization expenses of R$ 1,218 million (+1.2% y.o.y and +2.0% q.o.q).

Table 7 — Depreciation and Amortization

R$ million	1Q15	1Q14	4Q14	YoY	QoQ

Depreciation and Amortization Pro-forma

Total	1,218	1,204	1,194	1.2%	2.0%

1Q15 Investor Relations	www.oi.com.br/ir
Financial Results

Financial Results

Table 8 - Financial Results (Oi S.A. Consolidated)

R$ Million	1Q15	1Q14	4Q14

Oi S.A. Consolidated
Net Interest (on fin. investments and loans and financing)	-853	-663	-719
Net FX result (on fin. investments and loans and financing)	-144	-243	-265
Other Financial Income / Expenses	-271	-288	-336
Net Financial Income (Expenses)	-1,269	-1,194	-1,320

Oi S.A. posted net financial expenses of R$ 1,269 million in 1Q15, a sequential decline of 3.9% and an annual increase of 6.3%.

The sequential performance was explained both by the R$ 65 million decline in other financial expenses and by the R$ 121 million reduction in the net foreign exchange result, despite the increase in net interest. The first factor was chiefly due to lower expenses with taxes and interest on other liabilities, while the second factor reflected the maintenance of almost no foreign currency exposure in the quarter and the effectiveness of the current hedge policy, even in a scenario of high exchange rate volatility. On the other hand, the increase in net interest was the result of the Company’s average debt and higher CDI, IPCA and TJLP rates in the last three months.

Net Earnings (Loss)

Table 9 — Net Earnings (Loss) (Oi S.A. Consolidated)

R$ Million	1Q15	1Q14	4Q14	YoY	QoQ

Net Income
Earnings before interest and taxes (EBIT)	793	1,812	2,001	-56.2%	-60.4%
Financial Results	-1,269	-1,194	-1,320	6.3%	-3.9%
Income Tax and Social Contribution	62	-391	-768	—	—
Net Earnings (Loss) from Continuing Operations	-414	228	-87	—	376.2%
Net Results from Discontinued Operations	-32	0	-4,334	—	-99.3%
Consolidated Net Earnings (Loss)	-447	228	-4,421	—	-89.9%
attributable to owners of the Company	-401	228	-4,422	—	-90.9%
attributable to non-controlling interests	-45	0	1	—	—

Oi S.A. recorded earnings before interest and taxes (EBIT) of R$ 793 million (-56.2% y.o.y and -60.4 q.o.q). The financial results increased by 6.3% in 1Q15 chiefly due to the CDI rate increase. Consequently, Oi S.A. recorded net earnings from continuing operations of R$ 414 million in 1Q15.

In the consolidated earnings’ view, the Company recorded net loss of R$ 447 million in 1Q15, including the accounting impacts of R$ 32 million related to the results from the discontinuing operations of PT Portugal that are part of the sale agreement with Altice S.A.

1Q15 Investor Relations	www.oi.com.br/ir
Debt & Liquidity

Debt & Liquidity

Table 10 - Debt

R$ million	Mar/15	Mar/14	Dec/14	% Gross Debt
Debt
Short Term	4,969	4,589	4,647	14.3%
Long Term	29,668	29,869	28,648	85.7%
Total Debt	34,637	34,458	33,295	100.0%
In Local Currency	21,022	21,133	21,068	60.7%
In Foreign Currency	17,940	14,158	14,781	51.8%
Swaps	-4,325	-833	-2,555	-12.5%
(-) Cash	-2,079	-4,166	-2,732	-6.0%
(=) Net Debt	32,557	30,291	30,563	94.0%

The Company’s consolidated gross debt ended 1Q15 at R$ 34,637 million, a 4.0% sequential increase and a 0.5% annual increase.

In the quarter, the Company raised funds with Export Credit Agencies — ECAs to finance its investments. A total of US$184 million was disbursed by the Belgian agency ONDD and the Finnish agency Finnvera. The Company also carried out a derivative recouponing transaction, whose accounting and cash flow effects are identical to those of new funding totaling around R$ 550 million. The funding and recouponing were partially offset by amortizations totaling R$ 1.1 billion, led by (i) the payment of principal and interest to the BNDES;  (ii) the payment of interest on bonds (US$: 5.75% and R$: 9.75%); and (iii) payment of interest on Oi S.A.’s debentures (10th issue, 9th issue 1st and 2nd and series).

The debt denominated in foreign currency represented 51.8% of the total debt at the end of 1Q15 (versus 44.4% in 4Q14), with virtually no exposure to exchange rate fluctuations (below 0.1%). The average debt maturity stood at 3.7 years at the end of 1Q15.

As mentioned in the last quarter, the shareholders of Oi S.A. and Portugal Telecom SGPS approved the sale of PT Portugal. Therefore, until the sale is completed, the assets and liabilities of PT Portugal are classified as Held-for-Sale Assets and Liabilities Associated to Held-for-Sale Assets, respectively, thus not integrating Oi’s consolidated debt as of March 31, 2015.

The Company ended 1Q15 with a cash balance of R$ 2,079 million, resulting in net debt of R$ 32,557 million.

Table 11 — Net Debt Variation

R$ million	1Q15	1Q14	4Q14
Net Debt BoP	30,563	31,331	47,799
(-) Routine EBITDA	2,011	1,710	1,836
(-) Non-recurring Revenues (Expenses)(1)	0	0	0
(+) Capex (2)	1,025	1,208	1,108
(+) Assets in Escrow	191	199	268
(+) Corporate Taxes	114	184	183
(+) PIS / COFINS on ICMS	0	0	219
(+) ∆ Working Capital(3)	684	359	348
(+) 3G/4G Licenses	0	458	2
(+) Fistel Fee / Profit Sharing	753	782	0
(+) Net Financial Charges	1,080	784	1,036
(+) Dividends/Interest on Own Capital	0	0	0
(+) Tax over Intragroup Interest on own Capital	155	0	0
(-) Asset Disposals	0	3,304	1,172
(+) FX Variation	-6	0	-4
(+) Other Variations	10	1	30
(-) Net Debt of Discontinued Operations	0	0	17,419
Net Debt EoP	32,557	30,291	30,563

(1)         Excludes assets disposals

(2)         Economic capex in the period

(3)         Includes de difference in capex disbursement and economic capex

In 1Q15, the Company’s net debt reached R$ 32,557 million, a 6.5% increase compared to 4Q14, mainly due to the annual payment of Fistel maintenance fee, a non-recurring tax payment over intragroup interest on own capital, most of which will revert to Oi as tax credit in the future, and the financial results. Additionally, working capital increased, impacted by adverse current macroeconomic environment.

Table 12 — Gross Debt Amortization Schedule

						2020
(R$ million)	2015	2016	2017	2018	2019	onwards	Total
Schedule for the Amortization of Gross Debt
Amortization in Real	3,255	4,442	4,310	2,935	3,152	2,928	21,022
Amortization in Euro + swap	196	-4	2,576	0	0	0	2,767
Amortization in other currencies + swap	1,518	538	791	667	67	7,267	10,847
Gross Debt Amortization	4,968	4,976	7,678	3,602	3,219	10,195	34,637

Table 13 — Gross Debt Breakdown

R$ million

Breakdown of Gross Debt	1Q15
Int’l Capital Markets	14,861
Local Capital Markets	7,769
ECAs & Int’l Development Banks	4,575
National Development Banks	6,178
Commercial Banks	6,082
Hedge and Borrowing Costs	-4,827
Total Gross Debt	34,637

On March 31, 2015, the Company had credit lines already contracted and available for disbursement as shown below:

• BNDES: R$ 1.7 billion line of credit

• BNB: R$ 371 million line of credit

• Revolving lines of credit with commercial banks:

•R$ 6.0 billion in billion in US$/euro

•R$ 200 million

• Commercial papers: R$ 1.0 billion in euros

• ECAs: R$ 1.5 billion in billion in US$/euro

Asset Disposals

Since 2012, Oi has entered into several agreements to divest non-strategic assets. The objective of these transactions is to monetize assets that are not essential to the Company’s operations, in order to increase Oi’s financial flexibility and obtain savings, once the Company acquires the related service in more favorable financial conditions, and to add value for its shareholders.

These transactions, however, result in additional lease costs to the Company who naturally does not rely upon future revenues from these assets. On the other hand, there are savings in terms of Capex and maintenance costs related to these assets. Therefore, once each transaction is completed, the Company’s results are subject to the effects of the above-mentioned items, net of taxes.

It is important to highlight that the cost of these transactions, between 7% and 8% (including costs, expenses, Capex and fiscal effects), is lower than the Company’s average funding costs, which demonstrates Oi’s focus on financial discipline and improvement of the cash flow profile.

The table below shows more details regarding these previously announced transactions:

Table 14 — Disposal of Assets

	Fixed	Real	Fixed		Mobile	Mobile
Pro-forma Numbers	Towers	Estate(1)	Towers	GlobeNet	Towers	Towers
Date of Signed Contract	Apr/13	Jul/13	Jul/13	Jul/13	Dec/13	Jun/14
Term of lease (years)	20 - 40	—	20 - 40	13	15	15
Quantity	4,226	1	2,113	—	2,007	1,641
Date of Closing	Aug/13	Sep/13	Nov/13	Dec/13	Mar/14	Dec/14
Transaction value (R$ billion)	1.1	0.2	0.7	1.8	1.5	1.2
EBITDA impact of disposals (R$ billion)	n.m.	0.2	n.m.	1.5	1.3	1.1

(1) - Cash-in still pending

The chart above reflects the Management’s current view and is subject to various risks and uncertainties, including economic, regulatory and antitrust factors. Any changes to these assumptions or factors may lead to actual results differ from current expectations.

1Q15 Investor Relations	www.oi.com.br/ir
Additional Information

Oi S.A. Consolidated

Income Statement - R$ million	1Q15	1Q14	4Q14
Net Operating Revenues	7,039.9	6,876.5	7,322.5
Operating Expenses	-5,028.7	-3,923.1	-4,127.2
Personnel	-616.5	-659.8	-739.9
Interconnection	-505.8	-756.0	-628.6
Third-Party Services	-1,553.4	-1,492.1	-1,658.5
Network Maintenance Service	-459.6	-474.9	-521.7
Handset Costs/Other (COGS)	-148.9	-102.4	-267.9
Marketing	-39.2	-118.1	-162.1
Rent and Insurance	-886.4	-776.9	-771.9
Provision for Contingencies	-223.1	-146.3	-285.2
Provision for Bad Debt	-169.3	-203.2	-125.4
Taxes and Other Revenues (Expenses)	-426.4	-440.7	-324.9
Other Operating Revenues (Expenses), net	0.0	1,247.1	1,359.0
EBITDA	2,011.3	2,953.4	3,195.3
Margin %	28.6%	42.9%	43.6%
Depreciation and Amortization	-1,218.4	-1,144.5	-1,194.3
EBIT	792.9	1,808.9	2,001.0
Financial Expenses	-1,576.0	-1,472.9	-1,611.1
Financial Income	306.9	279.0	291.1
Income Before Tax and Social Contribution	-476.2	615.1	681.0
Income Tax and Social Contribution	62.1	-387.6	-768.0
Net Earnings (Loss) from Continuing Operations	-414.1	227.5	-87.0
Net Results from Discontinued Operations	-32.4	0.0	-4,334.4
Consolidated Net Earnings (Loss)	-446.5	227.5	-4,421.4
Margin %	-6.3%	3.3%	-60.4%
Profit (Loss) attributed to the controlling shareholders	-401.3	227.5	-4,422.0
Profit (Loss) attributed to the non-controlling shareholders	-45.2	0.0	0.6
Outstanding Shares Thousand (ex-treasury)	842,766	1,640,028	842,766
Earnings per share (R$)	-0.4762	0.1387	-5.2470

Oi S.A. Consolidated

Balance Sheet - R$ million	Mar-15	Dec-14	Mar-14
TOTAL ASSETS	106,984	102,789	69,568
Current	51,075	49,287	17,114
Cash and cash equivalents	1,822	2,449	3,635
Financial investments	142	171	426
Derivatives	650	341	252
Accounts Receivable	8,092	7,450	7,499
Inventories	458	478	444
Recoverable Taxes	536	1,097	397
Other Taxes	962	1,054	1,154
Assets in Escrow	1,163	1,134	1,269
Held-for-sale Assets	35,531	33,926	61
Other Current Assets	1,721	1,185	1,976
Non-Current Assets	55,909	53,502	52,454
Long Term	26,597	23,993	23,507
•Recoverable and Deferred Taxes	8,228	7,626	8,379
•Other Taxes	724	742	870
•Financial investments	116	111	105
•Assets in Escrow	12,560	12,260	11,328
•Derivatives	4,600	2,881	1,537
•Financial Assets Available for Sale	0	0	863
•Other	369	373	426
Investments	146	148	172
Property Plant and Equipment	25,557	25,670	24,980
Intagible Assets	3,610	3,691	3,795

Balance Sheet - R$ million	Mar-15	Dec-14	Mar-14
TOTAL LIABILITIES	106,984	102,789	69,568
Current	43,835	42,557	15,409
Suppliers	4,347	4,337	4,685
Loans and Financing	4,910	4,464	4,007
Financial Instruments	709	524	833
Payroll and Related Accruals	667	744	526
Provisions	1,038	1,059	1,153
Pension Fund Provision	150	130	78
Payable Taxes	194	477	424
Other Taxes	1,509	1,668	1,710
Dividends Payable	184	185	225
Liabilities associated to held-for-sale assets	28,276	27,178	0
Authorizations and Concessions Payable	763	676	513
Other Accounts Payable	1,087	1,116	1,254
Non-Current Liabilities	43,760	40,921	42,280
Loans and Financing	34,052	31,386	31,284
Financial Instruments	215	143	122
Other Taxes	897	875	1,800
Contingency Provisions	4,097	4,073	4,466
Pension Fund Provision	334	347	459
Outstanding authorizations	726	686	611
Other Accounts Payable	3,438	3,411	3,537
Shareholders’ Equity	19,390	19,311	11,879
Controlling Interest	17,887	17,802	11,879
Minority Interest	1,503	1,509	0

Please note

The main tables in this Press Release will be available in Excel format in the “Financial Information / Quarterly Reports” section of the Company’s website (www.oi.com.br/ir).

Definitions of the terms used in the Press Release are available in the Glossary section of the Company’s website: http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&conta=44&tipo=44334

Approval of the European Commission of the Acquisition by Altice Portugal and Non-Opposition of the Portuguese Insurance and Pension Fund Supervisory Authorityto the Acquisition by Altice Portugal, S.A. of a Qualified Indirect Participation in the Share Capital of Previsão - Sociedade Gestora de Fundos de Pensões, S.A

On April 22, Oi in furtherance of the Material Facts issued on November 3 and 30, 2014, and on December 8 and 9, 2014, informed its shareholders and the market in general, that it was notified by Altice Portugal, S.A. in respect to the satisfaction of conditions precedent regarding:

•                  The approval by the European Commission of the acquisition by Altice Portugal, S.A. of all issued shares of PT Portugal, SGPS, S.A. (“PT Portugal”) held by Oi; and

•                  The non-opposition of the Portuguese Insurance and Pension Fund Supervisory Authority (Autoridade de Supervisão de Seguros e Fundos de Pensões) to Altice Portugal, S.A. holding of an qualified indirect participation equal to 82.05% of the share capital of Previsão - Sociedade Gestora de Fundos de Pensões, S.A.

According to the terms stated in the European Commission’s correspondence of April 20, 2015, to which Altice Portugal, S.A. refers in its notice, the approval of the European Commission is conditioned on the French group selling the assets that it currently owns in Portugal, namely Cabovisão and ONI.

Oi would like to reiterate that, as previously disclosed to the market, prior to the consummation of the sale of PT Portugal and as a condition precedent to its closing, a corporate reorganization, which is currently taking place, is required in order to delineate the operations to be transferred as well as to separate PT Portugal’s investments which will not be included in the sale, including the investments in Africatel GmbH & Co. KG and Timor Telecom S.A., as well as all or part of PT Portugal’s indebtedness.

For further information, please access the Material Fact: http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=212024

Change of Oi’s Chief Financial and Investor Relations Officer

On April 22, Oi in accordance with corporate governance best practices, informed its shareholders and the market in general, that during the meeting held on Monday, April 20, 2015, the Company’s Board of Directors approved a change to the management structure, thereby creating (i) the Office of Corporate Finance, responsible for the Finance, Investor Relations, M&A and Controllership departments; and (ii) the Office of Financial Administration, responsible for the Supply, Accounting, Financial Services, Property, Logistics, and International Operations departments.

Mr. Flavio Nicolay Guimarães was elected to the position of Chief Financial Officer and Investor Relations Officer,assuming responsibility for the Office of Corporate Finance.

Mr. Marco Norci Schroeder was elected to the position of Executive Officer, assuming responsibility for the Office of Financial Administration.

Mr. Guimarães, age 40, is a graduate in International Business from Faculdades Associadas de São Paulo, with a certificate from the Wharton School of the University of Pennsylvania. He has substantial experience in financial markets, and has had a career in both domestic and international business finances. Mr. Guimarães joined Oi in May 2010 in the Financial Development and Administration department, and was named Treasury Officer on November 1, 2013, a position he has held to this date.

Mr. Schroeder, age 50, is a graduate in Economics from Universidade Federal Rio Grande do Sul, with a certificate from the Harvard Business School and the Wharton School of the University of Pennsylvania. Mr. Schroeder developed a career in telecommunications, and is currently an Executive Officer of PT Portugal.

For further information, please access the Notice to the Market: http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=212017

Nominees to the New Board of Directors of Oi Confirmed

On April 15, informed its shareholders and the market in general, its controlling shareholder Telemar Participações S.A. (“TmarPart”) disclosed the following Notice to the Market:

“Telemar Participações S.A. (“TmarPart”) informs that it has received confirmation from the directors invited to become members of the new Board of Directors of Oi S.A. (“Oi”) that will be elected at a general shareholders’ meeting, to be duly held to deliberate, among other things, the adoption of the new bylaws of Oi, as disclosed on March 31, 2015.

The following are nominated to the new Board of Directors of Oi: José Mauro Mettrau Carneiro da Cunha, Sérgio Franklin Quintella, Fernando Marques dos Santos, Ricardo Malavazi Martins, Thomas Cornelius Azevedo Reichenheim, Rafael Luís Mora Funes, Francisco Cary, Vitor Gonçalves, Jorge Cardoso, Robin Bienenstock and Marten Pieters. Mr. José Mauro Mettrau Carneiro da Cunha will be nominated to be the Chairman of the new Board of Directors of Oi.

The mandate of the new Board of Directors will be until Oi’s general shareholders’ meeting that will approve the annual financial statements for the year ending on December 31, 2017.”

For further information, please access the Notice to the Market: http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=211854

Approval by Telemar Participações Shareholders of the Planned Measures for the Transaction Goals Published on February 20, 2014

Completion of the Exchange of Oi Shares for Securities of Rio Forte

On March 31, in furtherance with the Material Fact published on March 26, 2015, Oi informed its shareholders and the market in general, Telemar Participações S.A. (“TmarPart”) disclosed the following Material Fact.

“Telemar Participações S.A. (“TmarPart”), pursuant to art. 157, paragraph 4, of Law No. 6,404/76 and Instruction No. 358/02 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), and in furtherance of the Material Fact published on March 26, 2015, informs that, in the shareholders’ meeting scheduled for March 31, 2015, in accordance with the terms of TmarPart’s Shareholders’ Agreement, the management of TmarPart and Oi, respectively, received the approval to begin taking the applicable steps to adopt a set of measures to meet the main goals of the planned business combination of Oi, TmarPart, and Portugal Telecom, SGPS, S.A. (“PT SGPS”), as published on February 20, 2014, (the “Transaction”), according to the terms below.

The shareholders of TmarPart unanimously approved the adoption of an alternative share structure, after analyzing options and taking into consideration the current obstacles to a registration of TmarPart shares with the U.S. Securities and Exchange Commission (“SEC”) that would be necessary to allow the incorporação de ações (“Merger of Shares”) of Oi and TmarPart, as described in the Material Fact of March 26, 2015. The adopted alternative share structure allows the main goals of the Transaction to be met, with Oi able to adopt the corporate governance best practices prescribed by the regulations of the Novo Mercado segment of the BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&F Bovespa”) and disperse its voting rights, keeping in mind the final objective of opportunely completing the Transaction with the result of listing the shares currently held by Oi shareholders, and, at a later point, those of the shares held by PT SGPS, on the Novo Mercado.

For further information, please access the Material Fact:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=211353

Long Term Incentive Programme for Main Executives of the Company

On March 13, 2015, the Company’s Board of Directors approved a Long Term Incentive Program for its main executives, whose remuneration is based on Oi’s share price, in order to: (i) encourage greater integration and alignment of the interests of management and shareholders, and (ii) ensure the retention of Oi’s strategic executives in the medium and long term.

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

				TmarPart
	Capital	Treasury	TmarPart	Shareholders (2)	PT SGPS	Free-Float
Common	286,155,319	55,859,940	29,054,978	20,254,385	57,145,521	123,838,269
Preferred	572,316,691	102,150,550	1,828,991	67,812,358	77,155,529	323,368,383
Total	858,472,010	158,010,490	30,883,969	88,066,743	134,301,050	447,206,652

Note: (1) Shareholding position as of March 31, 2015.

(2) AG Telecom, Andrade Gutierrez, BNDES, Bratel, Funcef, La Fonte Telecom, LF TEL, Petros and Previ.

1Q15 Investor Relations	www.oi.com.br/ir
Conference Call Details

Portuguese

Date:	Thursday, May 07, 2015 11:00 a.m. (Brasília) / 10:00 a.m. (NY) / 3:00 p.m. (UK)

Access:	Phone: +55 (11) 2188-0155 Code: Oi Replay: +55 (11) 2188-0400 Available until 05/14/2015 Code: Oi

Webcast:	Clique aqui

English

Date:	Thursday, May 07, 2015 09:00 a.m. (Brasília) / 08:00 a.m. (NY) / 01:00 p.m. (UK)

Access:	Phone: 1-877-883-0383 (USA) 1-412-902-6506 (other countries) Code: Oi Replay: 1-877-344-7529 (USA) 1-412-317-0088 (other countries) Available until 05/19/2015 Code: 10064066

Webcast:	Clique aqui

1Q15 Investor Relations	www.oi.com.br/ir
Disclaimer

This report includes consolidated financial and operating data for Oi S.A. and its direct and indirect subsidiaries as of March 31, 2015. In compliance with CVM instructions, the data are presented in accordance with international financial reporting standards (IFRS).

On May 5, 2014, Oi S.A. (“Oi”) acquired PT Portugal and since then have been fully consolidating its results, assets and liabilities. Following the SPA (Share Purchase Agreement) settled in December 2014 between Oi and Altice S.A. for the sale of Portuguese businesses and the board decision regarding the sale of other international assets of PT Portugal (Africa and Timor), Portuguese and international businesses of PT Portugal are being presented on March 2015 financial statements as discontinued operations (mandatory accounting treatment under IFRS rules for businesses up to its effective sale).

Consolidated income statements for the period ended on March 31, 2015: (1) fully consolidates the results of Brazilian operations, and African and Timor businesses since May 5, 2014. The company understands that after May 5, 2014, it has no significant influence over Unitel and in accordance with accounting rules has measured this investment at fair value; (2) includes the results of Portuguese business since May 5, 2014, presented on a single line of Income Statement, “Discontinued Operations”. Consolidated balance sheet as of March 31, 2015 includes PT Portugal’s assets and liabilities presented under a single caption.

In order to provide a clearer understanding of the Company’s performance, we have prepared pro-forma consolidated figures for operational indicators, revenues, costs and expenses (EBITDA), depreciation/amortization and investments.

Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements. Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Oi – Investor Relations

Marcelo Ferreira	55 (21) 3131-1314	marcelo.asferreira@oi.net.br
Cristiano Grangeiro	55 (21) 3131-1629	cristiano.grangeiro@oi.net.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.